

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2018

Gerrit Klaerner
Chief Executive Officer & President
Tricida, Inc.
7000 Shoreline Court
Suite 201
South San Francisco, CA 94080

Re: Tricida, Inc.
Draft Registration Statement on Form S-1
Submitted March 1, 2018
CIK No. 0001595585

Dear Dr. Klaerner:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted March 1, 2018

Prospectus Summary
Overview, page 1

1.   We note your disclosure that you expect results from TRCA-301 in the second quarter of 2018 and plan to submit a New Drug Application ("NDA") in the second half of 2019. Please revise your disclosure here and throughout the prospectus to clarify whether the results from the TRCA-301E safety extension clinical trial are also expected by the second quarter of 2018. If not, please provide additional disclosure regarding any additional

clinical trials, including TRCA-301E, that will need to be completed prior to submission of the NDA and the expected timeline for completion.

2. At first use, please revise your disclosure to provide a brief description of the FDA's Accelerated Approval Program.

TRC101 Key Clinical Data, page 3

3. We note your statement that TRC101 was shown to be effective in increasing blood bicarbonate in a two-week period in your successful Phase 1/2 clinical trial, TRCA-101. Please remove statements suggesting that your product candidate is effective, as approval by the FDA and other regulatory agencies is dependent on such agencies making this determination.

Implications of Being an Emerging Growth Company, page 6

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors, page 11

5. We note your disclosure on page 153 that your restated certificate of incorporation and bylaws will provide for an exclusive forum provision. Please add a risk factor to disclose that such a provision may limit a shareholder´s ability to bring a claim in a judicial forum that it finds favorable for disputes, and may discourage lawsuits with respect to such claims against the company and its officers, directors or other employees.

Use of Proceeds, page 64

6. Please revise this section to disclose the approximate amount of the net proceeds intended to be used for each purpose. In addition, we note that you will need to raise additional capital to complete your confirmatory postmarketing trial, TRCA-303. Please disclose the amount and sources of such other funds needed to complete your confirmatory postmarketing trial. Refer to Item 504 and Instruction 3 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgements and Estimates
Common Stock Valuation Methodologies, page 86

7. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offer and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Business
Overview of CKD, page 90

8.   We note your disclosure that the annual Medicare expense for CKD including end-stage renal disease is $98 billion. Please revise your disclosure to discuss the relevance of this statistic for TRC101 for the treatment of metabolic acidosis.

Drug-drug Interaction Studies, page 100

9.   We note your disclosure in this section that you are conducting a Phase 1 trial in healthy volunteers to evaluate the effect of the polymer on fed and fasting gastric pH, both with and without concomitant administration of a proton pump inhibitor. Please expand your disclosure to provide additional information regarding this trial, including whether you will need to complete this trial prior to submission of your NDA, how the results of the trial will impact marketing approval, the number of patients, the current status of the trial, the primary endpoints and when you expect the results of the trial.

Manufacturing, page 103

10.   We note your disclosure on page 22 that you rely on a single supplier for drug substance and that there are a limited number of experienced contract manufacturers in the world capable of manufacturing a polymeric drug substance such as TRC101. Please provide expanded disclosure identifying the manufacturer, describing the material terms of the agreement with the manufacturer of the drug substance and file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please provide an analysis as to why you are not substantially dependent upon such agreement.

Exhibits

11.   Please file as an exhibit to the registration statement the Executive Severance Benefit Plan or tell us why you do not believe this needs to be filed. See Item 601(b)(10)(iii) of Regulation S-K.

General

12.   Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

You may contact Bonnie Baynes at 202-551-4924 or Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Christopher Edwards at 202-551-6761 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Geoffrey W. Levin - Sidley Austin LLP